SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

Date: November 9, 2006

SUPPL

ALTAI RESOURCES INC. ANNOUNCES PRIVATE PLACEMENT CLOSINGS

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that it has closed two non-brokered private placements.

A private placement of 1,800,000 common share units at a price of $0.25 per unit has been closed for gross proceeds of $450,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.35 per share within a period of 18 months. Altai will use the net proceeds for general working capital.

Concurrently a private placement of 2,000,000 flow-through share units at a price of $0.20 per unit has been closed for gross proceeds of $400,000. Each unit comprises of one flow-through common share and one-half non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.25 per share within a period of 12 months. The Company will use the net proceeds for exploration work, especially for oil and gas.

The shares and the underlying warrants issued for both private placements are subject to hold until March 1, 2007.

For each of the two private placements, the Company pays a finder's fee of 7% of the gross proceeds raised and grants an option of common share units equal to 7% of the units sold, exercisable at the same prices (and at the same terms for the warrants) as those of the units sold for the respective private placement and expiring on October 30, 2007.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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